UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Alterity Therapeutics Limited

(Name of Issuer)

Ordinary shares (“Ordinary Shares”)

(Title of Class of Securities)

Q7739U108

(CUSIP Number)

Amit Shashank, Esq.

Life Biosciences LLC

75 Park Plaza, Level 3

Boston, MA 02116

Telephone No.: 857-400-9245

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Q7739U108

1	Names of Reporting Person Life Biosciences LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 114,560,553*

	8	Shared Voting Power None

	9	Sole Dispositive Power 114,560,553*

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 114,560,553*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.7%**

14	Type of Reporting Person (See Instructions) OO

* The 114,560,553 Ordinary Shares referenced herein are evidenced by 1,909,342 American Depositary Shares (“ADSs”). Each ADS represents sixty (60) Ordinary Shares.

** This calculation is based on information publicly provided by the Issuer that 2,406,874,578 Ordinary Shares, including Ordinary Shares evidenced by ADSs, were outstanding as of June 30, 2022.

This Amendment No. 11 to Schedule 13D (the “Amendment”) is being filed by Life Biosciences LLC, a limited liability company organized under the laws of Delaware (the “Reporting Person” or “Life”), to amend the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 18, 2019, as amended on December 23, 2019, July 6, 2020, October 26, 2020, November 25, 2020, July 8, 2021, March 4, 2022, March 28, 2022, July 21, 2022, August 1, 2022 and August 26, 2022 (the “Schedule 13D”), with respect to the ordinary shares (the “Ordinary Shares”) of Alterity Therapeutics Limited (the “Issuer”).

Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Between August 29, 2022, and October 31, 2022, the Reporting Person disposed of an aggregate of 511,281 ADSs, representing the equivalent of 30,676,860 Ordinary Shares.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) – (b) The Reporting Person is the beneficial owner of 114,560,553 Ordinary Shares of the Issuer evidenced by 1,909,342 ADSs, representing approximately 4.7% of the outstanding Ordinary Shares of the Issuer based upon 2,406,874,578 Ordinary Shares, including Ordinary Shares evidenced by ADSs, outstanding as of June 30, 2022.

(c)	From August 29, 2022 through October 31, 2022, the Reporting Person disposed of 511,281 ADSs, representing the equivalent of 30,676,860 Ordinary Shares, in open market transactions on the NASDAQ Capital Market. Details by date, listing the number of ADSs disposed of and the weighted average price per ADS are provided below. The Reporting Person undertakes to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of ADSs sold at each separate price for each transaction.

Date	ADSs Disposed Of	Weighted Average Price Per ADS
August 29, 2022	5,472	$0.6006
September 6, 2022	100	$0.6000
September 7, 2022	532	$0.6000
September 9, 2022	234	$0.5800
September 12, 2022	13,593	$0.5800
September 13, 2022	31,578	$0.5810
September 14, 2022	3,400	$0.5802
September 15, 2022	440	$0.5800
September 16, 2022	600	$0.5800
September 20, 2022	51,500	$0.6090
October 5, 2022	5,100	$0.4921
October 6, 2022	4,770	$0.4912
October 7, 2022	2,300	$0.4695
October 10, 2022	6,300	$0.4261
October 11, 2022	6,297	$0.4215
October 12, 2022	2,000	$0.4450
October 13, 2022	5,300	$0.4444
October 14, 2022	3,900	$0.4564
October 17, 2022	2,500	$0.4564
October 18, 2022	7,100	$0.4318
October 19, 2022	4,300	$0.4334
October 20, 2022	35,638	$0.4333
October 21, 2022	3,752	$0.4361
October 24, 2022	68,412	$0.4248
October 25, 2022	32,400	$0.4155
October 26, 2022	28,855	$0.4315
October 27, 2022	56,500	$0.4118
October 28, 2022	69,325	$0.4042
October 31, 2022	59,083	$0.4004

Except for the foregoing, the Reporting Person has not effected any transactions in Ordinary Shares, including Ordinary Shares evidenced by ADSs, in the past 60 days.

(d)	To the knowledge of the Reporting Person, none of the persons set forth on Schedule I hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the foregoing securities.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities referenced herein on October 28, 2022.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2022

LIFE BIOSCIENCES LLC

By:	/s/Amit Shashank, Esq.
Name:	Amit Shashank, Esq.
Title:	General Counsel